Exhibit (20)(ii)


                           CAUTIONARY STATEMENTS
        Under the Private Securities Litigation Reform Act of 1995


Certain risks and uncertainties are inherent in the company's reorganization of its operations into a product management structure and in its plans for sustained, profitable growth.

The company's ability to successfully implement the new product management structure is dependent on such factors as the ability of its employees, with the help of outside consultants, to develop and execute comprehensive plans to provide for smooth transitions, the successful recruitment and training of new employees, the need to respond to significant changes in product demand during the transition, and unforeseen events. The company's ability to achieve profitability improvements from the reorganization is dependent on the reorganization creating internal efficiencies, and on the ability of the organization to withstand external factors during the period of transition. These include pricing pressures; the continued consolidation of customers in consumer channels; increasing global competition; changes in trade, monetary and fiscal policies and laws; inflation and currency exchange fluctuations; and recessionary or expansive trends in the economies of the world in which the company operates.

The company's ability to generate sustained, profitable growth will be dependent on its ability to competitively position its cost structure, to expand market scope, to gain acceptance of the company s products within new or developing markets, to strengthen the Stanley brand, and to continue the development of successful new products. The achievement of externally-generated growth will depend upon the ability to successfully identify, negotiate, consummate and integrate into operations acquisitions, joint ventures and/or strategic alliances.





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